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PROSPECTUS

International Bank for Reconstruction
and Development

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

        Under the Global Debt Issuance Facility described in this Prospectus (the "Facility"), International Bank for Reconstruction and Development ("IBRD"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue notes with maturities of one day or longer from the date of the original issue (the "Notes") in an unlimited aggregate nominal amount. Notes will be sold through one or more Dealers appointed by IBRD, or directly by IBRD itself.

        Application has been made for Notes issued under the Facility to be admitted to the official list of the Luxembourg Stock Exchange (the "Official List") and to trading on the regulated market of the Luxembourg Stock Exchange. References in this Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Facility provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between IBRD and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Facility. The applicable Final Terms in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Prospectus replaces the prospectus dated October 7, 1997 in relation to the Facility, except in relation to Notes issued prior to the date hereof.

        Notes of any particular issue will be in registered form, bookentry form or bearer form, as specified in the applicable Final Terms. Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Final Terms.

        Each particular issue of Notes will initially be represented by a global note or global certificate or, in the case of Notes cleared and settled through the Federal Reserve Bank of New York, by uncertificated bookentry notes. Global Notes may be issued in new global note form if they are intended to be eligible collateral for Eurosystem monetary policy, or in classic global note form.

        The Facility has been rated AAA by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. and Aaa by Moody's Investors Service, Inc. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

        Prospective investors should have regard to the factors described under the section headed "Risk Factors" in this Prospectus.

The date of this Prospectus is May 28, 2008.

        This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Availability of Information and Incorporation by Reference" below).

        NOTES ISSUED UNDER THE GLOBAL DEBT ISSUANCE FACILITY ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

        IBRD, having made all reasonable inquiries, confirms that all information in this Prospectus (as defined under "Availability of Information and Incorporation by Reference") is true and accurate in all material respects and is not misleading, and that there are no other facts the omission of which, in the context of the issue of Notes, makes this Prospectus or any information in it misleading in any material respect. In addition, IBRD confirms that each Final Terms, when read together with this Prospectus, will at the date thereof be true and accurate in all material respects and not misleading, and that there will be no other facts the omission of which would, in the context of the issue and offering of the Notes referred to in such Final Terms, make the Final Terms, when read together with this Prospectus, or any information therein misleading in any material respect.

        No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and the applicable Final Terms in connection with the offering or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorized by IBRD or any Dealer (as defined in "Summary and Overview of the Facility"). Neither the delivery of this Prospectus or any applicable Final Terms nor any offering or sale made in connection herewith or therewith shall, under any circumstances, create any implication that there has been no change in the financial condition or affairs of IBRD since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that there has been no adverse change in the financial condition or affairs of IBRD since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the Facility is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

        The distribution of this Prospectus or any Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus or any Final Terms comes are required by IBRD and any Dealer to inform themselves about and to observe any such restriction. For a description of certain restrictions on offers and sales of the Notes and on the distribution of this Prospectus or any Final Terms, see "Plan of Distribution".

        Neither this Prospectus nor any Final Terms constitutes an offer of, or an invitation by or on behalf of, IBRD or any Dealer to subscribe for, or purchase, any Notes. Neither this Prospectus nor any other information supplied in connection with the Facility should be considered as a recommendation by IBRD or any of the Dealers that any potential investor should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness of IBRD.

        THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

        In connection with the issue of any Tranche (as defined herein) of Notes, the Dealer or Dealers (if any) named as the stabilizing manager(s) (the "Stabilizing Manager(s)") (or persons acting on behalf of any Stabilizing Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager(s) (or persons acting on behalf of a Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager(s) (or persons acting on behalf of any Stabilizing Manager(s)) in accordance with all applicable laws and rules.

        In this Prospectus, unless otherwise specified or the context otherwise requires, references to "€", "EUR" and "euro" are to the currency introduced on 1 January 1999 pursuant to the Treaty establishing the European Community as amended by the Treaty on European Union, references to "pounds", "sterling", "£" and "GBP" are to the lawful currency of the United Kingdom, references to "yen" are to the lawful currency of Japan and references to "U.S. dollars", "$" and "U.S.$" are to United States dollars.

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

        IBRD publishes:

  (a)
  generally in September in each year, an information statement (the "Information Statement") which describes IBRD, its capital, operations, administration, Articles of Agreement ("Articles") and legal status. The Information Statement includes IBRD's audited annual financial statements;

  (b)
  annual audited financial statements;

  (c)
  an annual report; and

  (d)
  unaudited quarterly financial statements.

        IBRD is subject to certain information requirements of Regulation BW, promulgated by the Commission under Section 15(a) of the Bretton Woods Agreements Act, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements, its annual report and other information with the Commission.

        IBRD's latest Information Statement, annual report and unaudited quarterly financial statements (the "IBRD Information") will be filed with the Commission and the Luxembourg Stock Exchange, and will be filed with any other stock exchange on which Notes are listed from time to time and which requires such a filing. IBRD Information may be inspected and copies may be obtained (without charge other than for IBRD Information obtainable from the Commission, which must be paid for at prescribed rates) at the following addresses, and at any other address specified in the applicable Final Terms:

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BNP Paribas Securities Services, Luxembourg Branch 33, rue de Gasperich, Howald-Hesperange L-2085 Luxembourg
Citibank, N.A., London Branch 21st Floor, Citigroup Centre Canada Square, Canary Wharf London E14 5LB

        Bank Information is filed with the Commission electronically through the EDGAR system and may be obtained at the Internet address http://www.sec.gov/edgarhp.htm.

        In addition, copies of the Articles and decisions made by the Executive Directors of IBRD on questions of interpretation of the Articles and copies of the Fiscal Agency Agreement, the Global Agency Agreement and the Deed of Covenant (each as defined under "Terms and Conditions of the Notes") may be inspected at the above offices of Citibank, N.A., London Branch (the "Global Agent").

        IBRD will provide without charge copies of IBRD Information upon written or telephone request to the office of IBRD at the following address:

1818 H Street, NW
Washington, DC 20433
Tel: 1-202-458-0746

Incorporation by Reference

        IBRD's latest Information Statement, any unaudited quarterly financial statements or audited annual financial statements filed with the Commission or any stock exchange on which Notes are listed subsequent to the date of such Information Statement and any supplements (other than Final Terms) or amendments to this Prospectus circulated by IBRD from time to time shall be deemed to be incorporated in, and to form part of, this Prospectus, and references to "this Prospectus" shall mean this document and any documents incorporated by reference in, and forming part of, this document, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in, and forming part of, this Prospectus. Documents incorporated by reference in, and forming part of, this document may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

        IBRD will, in the event of any material change in the financial position of IBRD which is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new prospectus for use in connection with any subsequent issue and listing of Notes by IBRD.

        If the terms of the Facility are modified or amended in a manner which would make this Prospectus inaccurate or misleading in any material respect, IBRD will prepare a new prospectus.

        Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Copies of documents incorporated by reference in this Prospectus may be obtained (without charge) from the registered office of IBRD, the website of the Luxembourg Stock Exchange at www.bourse.lu, and the website of IBRD (www.worldbank.org).

FINAL TERMS

        IBRD will prepare in respect of each particular issue of Notes a final terms document (each a "Final Terms") which will contain the terms of, pricing details for, and settlement and clearance procedures relating to, such issue of Notes and such other information or disclosure as IBRD considers appropriate. A Final Terms may set out the full text of the terms and conditions of a particular issue of Notes if IBRD and the relevant Dealer(s) consider it necessary or appropriate.

USE OF PROCEEDS

        The net proceeds from the sale of Notes will be used by IBRD in its general operations.

SUMMARY AND OVERVIEW OF THE FACILITY

        This summary must be read as an introduction to this Prospectus. Any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference, by any investor. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this Summary.

IBRD

        The International Bank for Reconstruction and Development is an international organization established in 1945 and owned by 185 member countries. As a global development cooperative, IBRD's purpose is to help its members achieve equitable and sustainable growth in their economies and find solutions to pressing regional and global problems in economic development and environmental sustainability, all with a view to reducing poverty and improving standards of living. It pursues these goals by providing financing, risk management products, and other financial services, specialized expertise and strategic and convening services as requested by its member countries.

        IBRD's principal office is located at The World Bank, 1818 H Street, NW, Washington, DC 20433 USA.

        The financial strength of IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. IBRD has achieved consistent profitability, earning profits every year since 1948.

Overview of the Facility

        The following overview is qualified in its entirety by the remainder of this Prospectus.

Issuer	International Bank for Reconstruction and Development
Dealers	The Dealers will consist of any one or more dealers becoming a party to the Standard Provisions (as defined in "Plan of Distribution") from time to time for a specific issue of Notes.
Fiscal Agent	Federal Reserve Bank of New York
Global Agent	Citibank, N.A., London Branch
Paying Agents	Citibank N.A., London Branch or such other paying agent specified in the applicable Final Terms.
Specified Currencies	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency, unit or commodity agreed between IBRD and the relevant Dealers.
Maturities	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued with any maturity of one day or longer.
Issue Price	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly-paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Method of Issue
Notes will be issued through dealers acting as principal on a syndicated or non-syndicated basis, or on an agency basis. Additional Notes may be issued as part of an existing issue of Notes. IBRD may itself directly issue and sell Notes to the extent permitted by applicable law.

The Notes will be issued in series (each a "Series" or "Series of Notes"). Each Series comprises the original tranche (a "Tranche") and any additional Tranches expressed to form a single series with the original Tranche and that comply with the provisions of Condition 11. The specific terms of each Tranche will be set out in the applicable Final Terms.
Description of Notes
Notes may be either interest bearing at fixed or floating rates or non-interest bearing, with principal repayable at a fixed amount or by reference to one or more indices or formulae or any combination of the above, as specified in the applicable Final Terms.
Fixed Rate Notes	Fixed Rate Notes will bear interest at the rate or rates specified in the applicable Final Terms.
Floating Rate Notes	Floating Rate Notes will bear interest determined separately for each Series as follows:
(i)
on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc.; or
(ii) by reference to a benchmark as specified in the applicable Final Terms as adjusted for any applicable margin, or as otherwise specified in the applicable Final Terms. Interest periods will be specified in the applicable Final Terms.
Zero Coupon Notes	Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.
Index Linked Notes
Payments of principal in respect of Notes where the final redemption amount is described as being index-linked in the applicable Final Terms and payments of interest in respect of Notes which are described as Index Linked Interest Notes in the applicable Final Terms will be calculated by reference to such Index and/or Formula (each as defined herein) as may be specified in the applicable Final Terms.

Fixed Redemption Amount Notes	Notes which have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.
Redemption by Instalments	The applicable Final Terms in respect of each Series of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.
Optional Redemption
The applicable Final Terms will state whether Notes may be redeemed prior to their stated maturity in whole or in part at the option of IBRD and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Final Terms.
Other Notes
Terms applicable to variable redemption amount Notes, high interest Notes, low interest Notes, step-up Notes, step-down Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, Partly-paid Notes and any other type of Notes that IBRD and any Dealer or Dealers may agree to issue under the Facility will be set out in the applicable Final Terms.
Status of Notes	Notes will constitute direct, unsecured obligations of IBRD ranking pari passu with all its other unsecured and unsubordinated obligations. Notes will not be obligations of any government.
Negative Pledge
Notes will contain a negative pledge clause pursuant to which IBRD will not cause or permit to be created on any of its property or assets any security for any evidences of indebtedness issued, assumed or guaranteed by IBRD for money borrowed (other than any purchase money mortgage, pledge or lien, on property purchased by IBRD as security for all or any part of the purchase price thereof, any lien arising in the ordinary course of business, or any extension or renewal of any of the foregoing), unless the Notes shall be secured by such security equally and ratably with such other evidences of indebtedness.
Default (including Cross Default)
Notes will contain a cross default in respect of bonds, notes or similar obligations issued, assumed or guaranteed by IBRD. If IBRD defaults on payments under the Notes or under its cross default, and such default continues for 90 days, a Noteholder may accelerate its Notes for payment 30 days after notice of acceleration is delivered to IBRD, unless prior to that time all such defaults have been cured.

Tax Status
Notes and payments thereon will not be exempt from taxation generally. Under IBRD's Articles, the Notes and payments thereon are not subject to any tax by a member (a) which tax discriminates against the Notes solely because they were issued by IBRD or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax imposed by any member country on payments on the Notes. Accordingly, payments on the Notes will be made to the Federal Reserve Bank of New York (the "Fiscal Agent") and the Global Agent without deduction in respect of any such tax.
However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as IBRD's Fiscal Agent or Global Agent.
Form of Notes
The Notes may be issued in bookentry form, bearer form ("Bearer Notes") or in registered form ("Registered Notes"). Fed Bookentry Notes, which are Notes denominated and payable in U.S. dollars cleared through the bookentry system of the Federal Reserve Banks (the "Federal Reserve"), will be in bookentry form and may not be exchanged for Notes in registered form or for Notes in bearer form.

Unless the issuance is intended to qualify as a targeted bearer issuance described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(iii) (a "targeted bearer issuance"), each Tranche of Bearer Notes will be represented upon initial issuance by a temporary Global Note (a "Temporary Global Note") which may be exchanged (i) after a period of not less than 40 days from the date of issue for either (a) a permanent Global Note (a "Permanent Global Note") upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury, or (b) definitive Bearer Notes upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury; or (ii) if the applicable Final Terms so provides, in certain circumstances, for certificates representing Registered Notes ("Certificates") representing the amount of Notes so exchanged, in each case as provided in the applicable Final Terms. Each Tranche of Bearer Notes issued as part of a targeted bearer issuance will be represented upon initial issuance by a Permanent Global Note or, if specified in the applicable Final Terms, Bearer Notes in definitive bearer form ("Definitive Bearer Notes").

Each Tranche of Registered Notes will be represented upon initial issuance by one or more Certificates, each evidencing an individual Noteholder's entire interest in such Registered Notes. Certificates representing Registered Notes that are registered in the name of a nominee for one or more clearing systems are referred to as "Global Certificates".
Specified Denominations	The Specified Denomination(s) with respect to the relevant Notes will be specified in the Final Terms.
Listing
As specified in the applicable Final Terms, a Series of Notes may be admitted to the Official List and to trading on the Luxembourg Stock Exchange's regulated market. Unlisted Notes and Notes listed on other or additional stock exchanges may also be issued under the Facility. The applicable Final Terms will state whether the relevant issue of Notes will be listed on one or more stock exchanges or will be unlisted.
Ratings
The Facility has been rated AAA by Standard & Poor's Ratings Services, a division of The Mcgraw Hill Companies, Inc ("S&P") and Aaa by Moody's Investors Service, Inc ("Moody's"). As defined by S&P, an "AAA" rating means that the ability of IBRD to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that IBRD's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk.
A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Governing Law
Notes will be governed by the laws of the State of New York, English law or the laws of any other jurisdiction, as specified in the applicable Final Terms. Fed Bookentry Notes will be governed by the laws of the State of New York. Sterling denominated Notes will be governed by English law.

Notes may be governed by the laws of any other jurisdiction, as specified in the applicable Final Terms, with such consequential amendments to the form of the Notes as may be specified in the applicable Final Terms, and subject to the receipt of such legal opinions as may be specified in the Standard Provisions.

The Standard Provisions and the Global Agency Agreement are governed by the laws of the State of New York. The Deed of Covenant is governed by English law. The Fiscal Agency Agreement is governed by United States Federal law, and to the extent not inconsistent with such Federal law, the laws of the State of New York.

Redenomination, Renominalization and/or Consolidation
Notes denominated in a currency of a country that subsequently participates in the third stage of European Economic and Monetary Union may be subject to redenomination, renominalization and/or consolidation with other Notes then denominated in euro. The provisions applicable to any such redenomination, renominalization and/or consolidation will be as specified in the applicable Final Terms.
Selling Restrictions
The sale and delivery of Notes, and the distribution of offering material relating to the Notes, are subject to certain restrictions in the United States and in certain other jurisdictions as set forth in this Prospectus and as may be set forth in the applicable Final Terms. In particular, the Notes are not required to be registered under the United States Securities Act of 1933. Bearer Notes may not be offered, sold or delivered within the United States or to U.S. persons in connection with their primary distribution. See "Plan of Distribution".
Clearing Systems
It is expected that Notes will be accepted for clearance through one or more clearing systems as specified in the applicable Final Terms. These systems will include, in the United States, the system operated by The Depository Trust Company ("DTC") and, for Fed Bookentry Notes, the Federal Reserve and, outside the United States, those operated by Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), and in relation to any Series, such other clearing system as specified in the applicable Final Terms.
Initial Delivery of Notes
On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Note is intended to be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations, such Global Note will be delivered to a common safekeeper (the "Common Safekeeper") for Euroclear and Clearstream, Luxembourg (such Global Notes are issued in new global note ("NGN") form). On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Note is not intended to be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations, unless otherwise agreed among IBRD, the Global Agent and the relevant Dealer, IBRD will deposit (i) a Temporary Global Note representing Bearer Notes (except in the case of a targeted bearer issuance) or (ii) a Permanent Global Note or Definitive Bearer Notes in the case of a targeted bearer issuance with a common depositary for Euroclear and Clearstream, Luxembourg, or any other clearing system specified in the applicable Final Terms (such Global Notes are issued in classic global note ("CGN") form). On or before the issue date for each Tranche of Registered Notes, unless otherwise agreed among IBRD, the Global Agent and the relevant Dealer, the Global Agent will deposit a Global Certificate representing Registered Notes with a custodian for Euroclear, Clearstream, Luxembourg, DTC or any other clearing system specified in the applicable Final Terms, which Global Certificates will be registered in the name of a nominee for the common depositary for Euroclear and Clearstream, Luxembourg or for DTC or such other clearing system.

RISK FACTORS

        The following section does not describe all the risks (including those relating to each prospective investor's particular circumstances) with respect to an investment in the Notes of a particular series, including the interest rate, exchange rate or other indices, relevant specified currencies, calculation formulae, and redemption, option and other rights associated with such Notes or when the investor's currency is other than the Specified Currency of issue or in which the payment of such Notes will be made. Prospective investors should refer to and carefully consider the applicable Final Terms for each particular issue of Notes, which may describe additional risks associated with such Notes. The risks in the following section and the applicable Final Terms are provided as general information only. IBRD disclaims any responsibility to advise prospective investors of such risks as they exist at the date of this Prospectus or Final Terms or as such risks may change from time to time. Prospective investors should consult their own financial and legal advisors about risks associated with an investment in an issue of Notes. Certain Notes are complex financial instruments and may not be suitable for all investors. Prospective investors should have the financial status and sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and the applicable Final Terms and the merits and risks of investing in a particular issue of Notes in the context of their financial position and particular circumstances. Prospective investors should have the ability and expertise, and/or access to the appropriate analytical resources, to analyze such investment, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, the relevant calculation formulae, the redemption, option and other rights associated with such investment, and other factors which may have a bearing on the merits and risks of such investment, and the suitability of such investment in such investor's particular circumstances. In addition, prospective investors should have the financial capacity to bear the risks associated with any investment in such Notes and should review, among other things, the most recent audited and unaudited financial statements of IBRD incorporated by reference into this Prospectus when deciding whether or not to purchase any Notes. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Notes linked to the performance of interest rate indices are subject to risks not associated with a conventional debt security and which may result in the reduction of the interest, principal and/or premium payable on Notes

        An investment in Notes, the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by IBRD at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of IBRD and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Notes are subject to exchange rate and exchange control risks if the investor's currency is different from the Specified Currency

        Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the "Investor's Currency") other than the Specified Currency or where principal of, premium (if any) or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency.

        Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which IBRD has no control. In recent years, rates of exchange have been volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specified terms of a Note denominated in, or the payment of which is related to the value of, one or more currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor.

        Governments have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a Specified Currency at the time of payment of principal, premium (if any) or interest in respect of a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for payment on any particular Note may not be available when payments on such Note are due.

Structured Notes are subject to risks that are not associated with a conventional debt security including changes in interest rates and exchange rates which may result in reduction in the interest, principal and/or premium payable on Structured Notes

        An investment in a Structured Note issued by IBRD entails risks (which may be significant) not associated with an investment in a conventional debt security issued by IBRD. A "Structured Note" is a Note with principal, premium (if any) or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more stock market, commodities or other indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by IBRD at the same time or that no interest may be payable, that the repayment of principal may occur at times other than that expected by the investor, that the investor may lose a substantial portion of the principal of its Note (whether payable at maturity, upon redemption or otherwise), that the amount of premium based on appreciation rights payable may be substantially less than anticipated or that no such premium is payable, that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed under "Risk Factors — Notes are subject to exchange rate and exchange control risks if the investor's currency is different from the Specified Currency") the imposition or modification of exchange controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by IBRD. Such risks generally depend on a number of factors, including financial, economic and/or political events over which IBRD has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread or margin multiplier or if the Applicable Index used to determine the principal, premium (if any) or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal, premium (if any) or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by IBRD at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates and stock market, commodities or other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate or such other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

        The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

        Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of IBRD, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by IBRD, and this also may be true prior to any such period. IBRD may be expected to redeem such Notes in circumstances where IBRD's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

        Prospective investors should consult their own financial and legal advisors about risks associated with an investment in an issue of Structured Notes. Structured Notes may be complex financial instruments and may not be suitable for all investors.

There may be no secondary market for Notes and, even if there is, the value of Notes will be subject to changes in market conditions

        Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or other market risks, that are designed for specific investment objectives, or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a severe adverse effect on the market value of Structured Notes.

        Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

        The secondary market for an issue of Notes also will be affected by a number of other factors independent of the creditworthiness of IBRD and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal, premium (if any) or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors will also affect the market value of the Notes.

        No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

        In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

        The market value of Notes bearing interest at a Floating Rate with caps or floors generally is more volatile than that of Notes bearing interest at a Floating Rate linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches the cap or floor. Similarly, the prices of Notes bearing interest at a Floating Rate with an Applicable Index containing a rate multiplier or other leverage factor greater than one generally are more volatile than those for Notes bearing interest at a Floating Rate linked to the same Applicable Index without such a rate multiplier or other leverage factor.

        In the case of Notes bearing interest at a Floating Rate with an interest rate equal to a fixed rate less a rate based upon the Applicable Index, the interest rate will vary in the opposite direction of changes in such Applicable Index. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by IBRD based on the same Applicable Index (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the Applicable Index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

        In the case of Notes that bear interest at a rate that IBRD may elect to convert from a Fixed Rate to a Floating Rate, or from a Floating Rate to a Fixed Rate, the ability of IBRD to convert the interest rate will affect the secondary market and the value of such Notes since IBRD may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to IBRD. If IBRD elects to convert from a Fixed Rate to a Floating Rate, the Margin may be lower (if being added to the Applicable Index) or higher (if being subtracted from the Applicable Index) than prevailing spreads or margins at the time of such conversion on other floating rate securities issued by IBRD with comparable maturities using the same Applicable Index, and the interest rate at any time may be lower than that payable on other securities of IBRD. Conversely, if IBRD elects to convert from a Floating Rate to a Fixed Rate, the Fixed Rate may be lower than prevailing interest rates on other securities of IBRD.

        The prices at which zero coupon instruments, such as Zero Coupon Notes, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the nominal amount payable on such instruments, such as Notes issued at a substantial discount to their nominal amount or Notes issued with significantly above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared to that for conventional interest-bearing securities with comparable maturities.

Investment in Notes may not be legal for all investors

        Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

        Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

Changes in creditworthiness of IBRD's borrowers may affect the financial condition of IBRD

        IBRD makes loans directly to, or guaranteed by, its member countries. Changes in the macroeconomic environment and financial markets in these member countries may affect their creditworthiness and repayments made to IBRD. IBRD's Articles limit its outstanding loans, equity investments and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Investors may need to purchase more Notes to ensure that they hold an amount equal to one or more Specified Denominations

        In relation to any issue of Bearer Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination will not receive a definitive Bearer Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

TERMS AND CONDITIONS OF THE NOTES

        The following is the text of the terms and conditions (the "Conditions" and each a "Condition") that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable Final Terms, will apply to the Notes referred to in such Final Terms. If Notes are to be printed in definitive form, these Conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions) shall be endorsed on the Definitive Bearer Notes (as defined below) or on the Certificates (as defined below) relating to such Registered Notes (as defined below). All capitalized terms used and not defined in these Conditions will have the meaning ascribed to them in the Final Terms.

        The Registered Notes (as defined in Condition 1(a)) and the Bearer Notes (as defined in Condition 1(a)) are issued in accordance with an amended and restated global agency agreement dated as of May 28, 2008 (as amended and supplemented from time to time, the "Global Agency Agreement") and made between IBRD and Citibank, N.A., London Branch (the "Global Agent", which expression shall include any successor global agent under the Global Agency Agreement) and, in the case of Registered Notes and Bearer Notes governed by English law, with the benefit of a Deed of Covenant (as amended or supplemented as at the Issue Date, the "Deed of Covenant") dated as of May 28, 2008 executed by IBRD in relation to the Notes. The original executed Deed of Covenant is held by the Global Agent. The Global Agency Agreement includes forms of the Notes (other than Fed Bookentry Notes (as defined in Condition 1(a)) and the receipts (if any) for the payment of instalments of principal (the "Receipts") relating to Notes in bearer form of which the principal is payable in instalments, the coupons (if any) attaching to interest-bearing Notes in bearer form (the "Coupons") and the talons (if any) for further Coupons relating to such Notes (the "Talons"). Copies of the Global Agency Agreement and the Deed of Covenant are available for inspection at the specified offices of each of the Global Agent and Calculation Agent, the Exchange Agent, the Registrar, the Transfer Agents and the Paying Agents (each as defined below). The Global Agency Agreement provides for the appointment of other agents, including a calculation agent (the "Calculation Agent", which expression shall mean in respect of any issue of Notes any other calculation agent appointed in respect of such issue pursuant to the Global Agency Agreement or another agreement and designated as such on such Notes), an exchange agent (the "Exchange Agent"), one or more paying agents (together with the Global Agent, the "Paying Agents"), one or more transfer agents (together, the "Transfer Agents") and a registrar (the "Registrar"). The Global Agent, the Calculation Agent, the Exchange Agent, the Registrar, the Transfer Agents, the Paying Agents and the Federal Reserve Bank of New York are together referred to herein as the "Agents". The Noteholders (as defined below) and the holders of the Coupons (if any) and, where applicable, Talons (the "Couponholders") and the holders of the Receipts are bound by and deemed to have notice of, and are entitled to the benefit of, all of the provisions of the Global Agency Agreement, the Deed of Covenant and the Final Terms, which are applicable to them.

        The Fed Bookentry Notes are issued in accordance with a uniform fiscal agency agreement dated as of July 20, 2006 (as amended and supplemented from time to time, the "Fiscal Agency Agreement") and made between IBRD and the Federal Reserve Bank of New York, as fiscal and paying agent (the "Fiscal Agent"). Copies of the Fiscal Agency Agreement are available for inspection at the specified offices of the Fiscal Agent.

        In these Conditions, "Noteholder" means the bearer of any Bearer Note and the Receipts relating to it or the Federal Reserve Bank of New York for Fed Bookentry Notes or the person in whose name a Registered Note is registered, and "holder" (in relation to a Bearer Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or, in relation to a Fed Bookentry Note, the Federal Reserve Bank of New York or, in relation to a Registered Note, the person in whose name a Registered Note is registered, as the case may be.

        For Notes which are not Definitive Bearer Notes, Fed Bookentry Notes or individually certificated Registered Notes represented by Certificates (each as defined in Condition 1(a)), references in these Conditions to terms specified on a Note or specified hereon shall be deemed to include references to terms specified in the applicable final terms issued in respect of a particular issue of Notes of which such Note forms a part (each a "Final Terms") and which will be attached to such Note. For Notes which are Fed Bookentry Notes, references in these Conditions to terms specified on a Fed Bookentry Note or specified hereon shall be deemed to be references to the Final Terms applicable to such Fed Bookentry Note.

        These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Final Terms in relation to such Series. All capitalized terms that are not defined in these Conditions will have the meanings given to them in the applicable Final Terms.

1.     Form, Denomination, Title and Specified Currency

        (a)  Form:  Each issue of Notes of which this Note forms a part (the "Notes") is issued as:

    (i)
    registered notes (other than those registered notes issued in exchange for Fed Bookentry Notes (as defined in Condition 1(a)(ii)) ("Registered Notes") in the nominal amount of a Specified Denomination (as defined in Condition 1(b));

    (ii)
    uncertificated bookentry notes ("Fed Bookentry Notes") in the nominal amount of a Specified Denomination; and/or

    (iii)
    bearer notes ("Bearer Notes") in the nominal amount of a Specified Denomination,

as specified on such Note, and these Conditions must be read accordingly. An issue of Notes may comprise either Bearer Notes only, Registered Notes only, Registered Notes and Bearer Notes only, or Fed Bookentry Notes only (except as provided in Condition 2(b)).

        Bearer Notes may be issued in global form ("Global Notes") and/or definitive bearer form ("Definitive Bearer Notes"). Bearer Notes in definitive form are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, except in the case of Notes that do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Any Bearer Note the nominal amount of which is redeemable in instalments is issued with one or more Receipts attached.

        Registered Notes are represented by registered certificates ("Certificates") in global and/or definitive form. Except as provided in Condition 2(c), one Certificate (including Certificates in global form) representing the aggregate nominal amount of Registered Notes held by the same holder will be issued to such holder, unless more than one Certificate is required for clearance and settlement purposes. Each Certificate will be numbered serially with an identifying number, which will be recorded in the register (the "Register") kept by the Registrar.

        (b)  Denomination:  "Specified Denomination" means the denomination or denominations specified on such Note.

        (c)  Title:

    (i)
    Title to Registered Notes shall pass by registration in the Register in accordance with the provisions of the Global Agency Agreement, or otherwise in accordance with applicable law.

    (ii)
    IBRD may deem and treat the Federal Reserve Bank of New York, in respect of all Fed Bookentry Notes, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effective to discharge the liability of IBRD with respect to such Fed Bookentry Notes to the extent of the sum or sums so paid. As custodian of Fed Bookentry Notes, the Federal Reserve Bank of New York

      may deem and treat other Federal Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Fed Bookentry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, shall be valid and effective to discharge the liability of IBRD with respect to such Fed Bookentry Notes to the extent of the sum or sums so paid. A "Holding Institution" is a depositary or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch.

    (iii)
    Title to Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery.

    (iv)
    IBRD, the Global Agent, the Paying Agents, the Registrar and the Transfer Agents shall be entitled to deem and treat the registered holder of any Registered Note, or the Federal Reserve Bank of New York for Fed Bookentry Notes, or the bearer of any Bearer Note, Receipt, Coupon or Talon, to be the absolute owner thereof for the purpose of making payments and for all other purposes, whether or not such Registered Note, Fed Bookentry Note, or Bearer Note, Receipt, Coupon or Talon is overdue and regardless of any notice of ownership, trust or an interest therein, any writing thereon (or on the Certificate representing it) or any notice of any previous theft or loss thereof (or of the related Certificate), and all payments on a Note or Coupon to such holder shall be deemed valid and effectual to discharge the liability of IBRD in respect of such Note or Coupon to the extent of the sum or sums so paid.

        (d)  Specified Currency:  The Specified Currency of any Note is as specified hereon. All payments of principal and interest in respect of a Note shall be made in one or more Specified Currencies.

2.     Transfers of Registered Notes and Exchanges of Registered Notes and Bearer Notes

        (a)  Transfer and Exchange of Registered Notes:

    (i)
    Subject as provided in Condition 2(g), a Registered Note may be transferred in whole or in part in a Specified Denomination upon the surrender of the Certificate representing such Registered Note to be transferred, together with the form of transfer endorsed on such Certificate duly completed and executed, at the specified office of the Registrar or any Transfer Agent. In the case of a transfer of only part of such a Registered Note represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate shall be issued to the transferor in respect of the balance not transferred. Each new Certificate to be issued upon transfer of such a Registered Note represented by such Certificate will be mailed to such address as may be specified in such form of transfer at the risk of the holder entitled to the new Certificate in accordance with the customary procedures of such Registrar or Transfer Agent.

    (ii)
    Registered Notes may not be exchanged for Bearer Notes.

        (b)  Transfer of Fed Bookentry Notes:  Fed Bookentry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Fed Bookentry Notes may not be exchanged for Registered Notes or Bearer Notes.

        (c)  Partial Exercise of Options or Partial Redemption in Respect of Registered Notes:  In the case of a partial redemption (in respect of an exercise of IBRD's or the Noteholder's option or otherwise) of Registered Notes represented by a single Certificate, a new Certificate in respect of the balance of the interest in any such Registered Notes not redeemed shall be issued to the holder to reflect the exercise of such option. In the case of a partial exercise of an option (other than in respect of optional redemption), one or more new Certificates may be issued to the relevant holders reflecting such exercise. New

Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent.

        (d)  Exchange of Bearer Notes:  Subject as provided in Condition 2(g), and if so provided hereon, Bearer Notes may be exchanged for the same aggregate nominal amount of Registered Notes of the same Series at the request in writing of the relevant Noteholder and upon surrender of each Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; provided, however, that where such Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7(a)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination.

        (e)  Delivery of New Certificates and Notes:  New Certificate(s) or Note(s) issued upon any transfer, exchange, partial redemption or partial exercise of options in accordance with this Condition 2 shall be mailed by uninsured post at the risk of the holder entitled to the new Certificate or Note to such address as may be so specified in the request for transfer or exchange, or in the redemption exercise notice delivered by the holder requesting such transfer, exchange or partial redemption, to the relevant Transfer Agent or Registrar, as the case may be (in respect of Registered Notes), or (if no address is so specified) as appears in the Register, or otherwise in accordance with the customary procedures of the relevant Transfer Agent, the Registrar or the Fiscal Agent, as the case may be, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify.

        (f)  Exchange Free of Charge:  Exchanges of Bearer Notes for Registered Notes and registrations of transfers of Certificates shall be effected without charge by or on behalf of IBRD, the Registrar or the Transfer Agents, provided that the transferor or holder shall bear the expense of the issue and delivery of any Registered Note and shall make any payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

        (g)  Closed Periods:  No transfer of a Registered Note or the exchange of a Bearer Note for one or more Registered Note(s) will be effected (i) in the case of a transfer of a Registered Note or exchange of a Bearer Note, during the period of 15 days immediately preceding the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note, or, in the case of a transfer of a Fed Bookentry Note, during the period of 10 days immediately preceding the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note, (ii) during the notice period immediately preceding any date on which Notes may be called for redemption by IBRD at its option pursuant to Condition 6(d), (iii) after any such Note has been called for redemption or (iv) during the period of 7 days ending on (and including) any Record Date (as defined in Condition 7(a)). If specified hereon that Bearer Notes may be exchanged for Registered Notes, then any such Bearer Note called for redemption may be exchanged for one or more Registered Note(s) not later than the relevant Record Date, provided that the Certificate in respect of such Registered Note(s) is simultaneously surrendered.

        (h)  Provisions Concerning Transfers:  All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Registrar. A copy of the relevant procedures will be made available by the Registrar to any holder of a Registered Note upon request.

3.     Status

        The Notes constitute direct, unsecured obligations of IBRD ranking pari passu, without any preference among themselves, with all its other obligations that are unsecured and unsubordinated.

        THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

4.     Negative Pledge

        As long as any of the Notes shall be outstanding and unpaid, but only up to the time all amounts of principal and interest have been paid to the Global Agent or the Fiscal Agent, as the case may be, IBRD will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness at any time issued, assumed or guaranteed by IBRD for money borrowed (other than any purchase money mortgage, or other pledge or lien, on property purchased by IBRD as security for all or any part of the purchase price thereof, any lien arising in the ordinary course of business, or any extension or renewal of any of the foregoing), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and ratably with such other notes, bonds or evidences of indebtedness.

5.     Interest

        (a)  Interest on Fixed Rate Notes:  Each Fixed Rate Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 5(j). Such Interest Payment Date(s) is/are specified hereon. If a Fixed Coupon Amount or Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and, in the case of the Broken Amount, will be payable on the particular Interest Payment Date(s) specified hereon.

        (b)  Interest on Floating Rate Notes and Index Linked Interest Notes:

    (i)
    Interest Payment Dates:

      Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 5(j). Such Interest Payment Date(s) is/are either specified hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are specified hereon, Interest Payment Date shall mean each date which falls the number of months or other period specified hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

    (ii)
    Rate of Interest for Floating Rate Notes:

    (A)
    The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon. If either ISDA Determination or Screen Rate/Reference Bank Determination are specified hereon, the provisions below relating to either ISDA Determination or Screen Rate/Reference Bank Determination shall apply.

    (B)
    ISDA Determination for Floating Rate Notes

        Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (B), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation

        Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

        (x)
        the Floating Rate Option is as specified hereon;

        (y)
        the Designated Maturity is a period specified hereon; and

        (z)
        the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

        For the purposes of this sub-paragraph (B), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

      (C)
      Screen Rate/Reference Bank Determination for Floating Rate Notes

        Where Screen Rate/Reference Bank Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period will be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

        (x)
        if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

        (I)
        the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

        (II)
        the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page;

          in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

        (y)
        if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

        (z)
        if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

    (iii)
    Rate of Interest for Index Linked Interest Notes:

      In the case of Index Linked Interest Notes where the Rate of Interest and/or the Interest Amount, as the case may be (whether on any Interest Payment Date, early redemption, maturity or otherwise), falls to be determined by reference to an index and/or a formula, the Rate of Interest and/or the Interest Amount, as the case may be, shall be determined in accordance with such index and/or formula in the manner specified hereon (the "Index" and/or the "Formula", respectively).

        (c)  Zero Coupon Notes:  Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortization Yield (as described in Condition 6(c)(ii)).

        (d)  Dual Currency Notes:  In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

        (e)  Partly-paid Notes:  In the case of Partly-paid Notes (other than Partly-paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

        (f)  Business Day Convention:  If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

        (g)  Accrual of Interest:  Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

        (h)  Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts:

    (i)
    If any Margin is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting (if a negative number) the absolute value of such Margin subject always to the next paragraph.

    (ii)
    If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

        (i)  Rounding:  For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), except in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency.

        (j)  Calculations:  The amount of interest payable per Calculation Amount in respect of any Note for any Interest Accrual Period shall be equal to the product of the Rate of Interest, the Calculation Amount specified hereon, and the Day Count Fraction for such Interest Accrual Period, unless an Interest Amount (or a formula for its calculation) is applicable to such Interest Accrual Period, in which case the amount of interest payable per Calculation Amount in respect of such Note for such Interest Accrual Period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable per Calculation Amount in respect of such Interest Period shall be the sum of the Interest Amounts payable in respect of each of those Interest Accrual Periods. In respect of any other period for which interest is required to be calculated, the provisions above shall apply except that the Day Count Fraction shall be for the period for which interest is required to be calculated. If the Calculation Amount is not specified hereon, the Calculation Amount shall equal the minimum Specified Denomination.

        (k)  Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts:  The Calculation Agent shall, as soon as practicable on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, determine such rate and calculate the Interest Amounts for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Global Agent, Fiscal Agent, IBRD, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(f), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 9, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

        (l)  Definitions:  In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

    "Business Day" means:

    (i)
    either (a) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (b) in relation to Notes denominated in euro, a day on which the TARGET system is operating (a "TARGET Business Day"); and

    (ii)
    a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any Business Centre specified hereon.

    "Day Count Fraction" means, in respect of the calculation of an Interest Amount on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period or an Interest Accrual Period, the "Calculation Period"):

    (i)
    if "Actual/Actual" or "Actual/Actual-ISDA" is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

    (ii)
    if "Actual/365 (Fixed)" is specified hereon, the actual number of days in the Calculation Period divided by 365;

    (iii)
    if "Actual/360" is specified hereon, the actual number of days in the Calculation Period divided by 360;

    (iv)
    if "30/360", "360/360" or "Bond Basis" is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 -Y1)] + [30 × (M2 -M1)] + (D2 -D1)

360

      where:

      "Y1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

      "Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

      "M1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

      "M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

      "D1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

      "D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30;

    (v)
    if "30E/360" or "Eurobond Basis" is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 -Y1)] + [30 × (M2 -M1)] + (D2 -D1)

360

      where:

      "Y1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

      "Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

      "M1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

      "M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

      "D1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

      "D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

    (vi)
    if "30E/360 (ISDA)" is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 -Y1)] + [30 × (M2 -M1)] + (D2 -D1)

360

      where:

      "Y1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

      "Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

      "M1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

      "M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

      "D1" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D1 will be 30; and

      "D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

    (vii)
    if "Actual/Actual-ICMA" is specified hereon, a fraction equal to "number of days accrued/number of days in year", as such terms are used in Rule 251 of the statutes, bylaws, rules and recommendations of the International Capital Market Association (the "ICMA Rule Book"), calculated in accordance with Rule 251 of the ICMA Rule Book as applied to non- U.S. dollar denominated straight and convertible bonds issued after December 31, 1998, as though the interest coupon on a bond were being calculated for a coupon period corresponding to the Calculation Period in respect of which payment is being made;

    (viii)
    in all other cases, such other basis as specified hereon.

    "Effective Date" means, with respect to any Rate of Interest for Floating Rate Notes to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates.

    "Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended.

    "Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

    "Interest Amount" means:

    (i)
    in respect of an Interest Accrual Period, the amount of interest payable per Calculation Amount for that Interest Accrual Period or, in the case of Fixed Rate Notes, and unless otherwise specified hereon, the Fixed Coupon Amount or Broken Amount specified hereon as being payable on the Interest Payment Date ending the Interest Period of which such Interest Accrual Period forms part; and

    (ii)
    in respect of any other period, the amount of interest payable per Calculation Amount for that period.

    "Interest Commencement Date" means the Issue Date or such other date as may be specified hereon.

    "Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

    "Interest Period" means the period specified as such hereon or, if none is so specified, the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

    "Interest Period Date" means each Interest Payment Date unless otherwise specified hereon.

    "ISDA Definitions" means the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified hereon.

    "Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organization providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate.

    "Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified hereon or calculated in accordance with the provisions specified hereon.

    "Reference Banks" means, the institutions specified as such hereon or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone).

    "Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate/Reference Bank Determination on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London.

    "Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date.

    "Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to the Euro-zone as a Relevant Financial Centre, Brussels time.

    "Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate/Reference Bank Determination on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the relevant time.

    "Specified Currency" means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

    "Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate/Reference Bank Determination on an Interest Determination Date, the duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(f).

    "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

        (m)  Calculation Agent and Reference Banks:  IBRD shall procure that, with respect to any Floating Rate Notes for which the Primary Source is Reference Banks, for so long as such Floating Rate Notes are outstanding (as defined in the Global Agency Agreement) there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them as specified hereon. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then IBRD shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption

Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, IBRD shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

6.     Redemption, Purchase and Options

        (a)  Final Redemption:  Unless previously redeemed, purchased and cancelled as provided below, each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within paragraph (b) below, its final Instalment Amount.

        (b)  Redemption by Instalments:  Unless previously redeemed, purchased and cancelled as provided in this Condition 6, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

        (c)  Early Redemption Amounts:

    (i)
    Notes Other than Zero Coupon Notes:

      The Early Redemption Amount payable in respect of any Note (other than Notes described in (ii) below), upon it becoming due and payable as provided in Condition 9, shall be the Final Redemption Amount unless otherwise specified hereon.

    (ii)
    Zero Coupon Notes:

    (A)
    The Early Redemption Amount payable in respect of any Zero Coupon Note, upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note unless the Early Redemption Amount is linked to an index and/or a formula, or unless otherwise specified hereon.

    (B)
    Subject to the provisions of sub-paragraph (C) below, the Amortized Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortization Yield (which, if none is specified hereon, shall be such rate as would produce an Amortized Face Amount equal to the Issue Price of the Notes if they were discounted back to their Issue Price on the Issue Date) compounded annually.

    (C)
    If the Early Redemption Amount payable in respect of any such Note upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortized Face Amount in accordance with this sub-paragraph shall continue to be made (both before and, to the extent permitted by applicable law, after judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(c).

        Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction specified hereon.

        (d)  Redemption at the Option of IBRD:  If Call Option is specified hereon, IBRD may, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem all or, if so provided, some, of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the Optional Redemption Date. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the Minimum Redemption Amount to be redeemed specified hereon and no greater than the Maximum Redemption Amount to be redeemed specified hereon.

        All Notes in respect of which any such notice is given shall be redeemed on the Optional Redemption Date specified in such notice in accordance with this Condition.

        In the case of a partial redemption of Notes other than Fed Bookentry Notes, the notice to Noteholders shall also contain the certificate numbers of the Bearer Notes, or in the case of Registered Notes shall specify the nominal amount of Registered Notes drawn and the holder(s) of such Registered Notes, to be redeemed, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange or any other stock exchange and the rules of that stock exchange so require, IBRD shall, once in each year in which there has been a partial redemption of the Notes, cause to be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a newspaper having general circulation in Luxembourg or as specified by such other stock exchange a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered. In the case of a partial redemption of Fed Bookentry Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

        (e)  Redemption at the Option of Noteholders:  If Put Option is specified hereon, IBRD shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to IBRD (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

        In the case of a Note which is not a Fed Bookentry Note, to exercise such option the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or (in the case of Registered Notes) the Certificate representing such Note(s) with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice ("Exercise Notice") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. In the case of a Fed Bookentry Note, if the holder wishes to exercise such option, the holder must give notice thereof to IBRD through the relevant Holding Institution. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Fiscal Agency Agreement or the Global Agency Agreement) without the prior consent of IBRD.

        (f)  Partly-paid Notes:  Partly-paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

        (g)  Purchases:  IBRD may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by IBRD may be held or resold or, at the discretion of IBRD, surrendered to the Global Agent for cancellation (together with (in the case of Definitive Bearer Notes) any unmatured Coupons, unexchanged Talons or Receipts attached thereto or purchased therewith) or (in the case of Fed Bookentry Notes) cancelled. If purchases are made by tender, tenders must be made available to all Noteholders of the same Series alike.

        (h)  Cancellation:  All Notes purchased by or on behalf of IBRD may be cancelled, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar, and in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Global Agent and, in each case, if so surrendered, shall, together with all Notes redeemed by IBRD, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith) and, in the case of Fed Bookentry Notes, by cancellation by IBRD. Any Notes so surrendered for cancellation or cancelled may not be reissued or resold and the obligations of IBRD in respect of any such Notes shall be discharged.

7.     Payments

        (a)  Registered Notes:

    (i)
    Payments of principal (which for the purposes of this Condition 7(a) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes shall be made against surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the same manner provided in paragraph (ii) below.

    (ii)
    Interest (which for the purpose of this Condition 7(a) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "Record Date"). Payments of interest on each Registered Note shall be made in the relevant currency by check drawn on a Financial Institution and mailed to the holder (or to the first-named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Financial Institution. "Financial Institution" means a bank in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to the TARGET System.

    (iii)
    Registered Notes held through The Depository Trust Company ("DTC") will be paid as follows:

    (A)
    if the Specified Currenc(y/ies) for payment is(are) U.S. dollars, payments of principal, premium (if any), and/or interest will be made in accordance with Conditions 7(a)(i) and (ii).

    (B)
    if the Specified Currenc(y/ies) for payment is(are) a currency other than U.S. dollars, payments of principal and interest will be made by the Global Agent in the relevant currency to the Exchange Agent who will make payments in such currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election prior to 5:00 p.m. New York City time on the third day on which banks are open for business in New York City (a "DTC Business Day") following the applicable Record Date in the case of interest and the twelfth calendar day prior to the payment date for the payment of principal to receive that payment in such currency. In the case of DTC participants entitled to receive the relevant payments but who have not elected to receive payments in such currency, the Exchange Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to such DTC participants. The Global Agency Agreement sets out the manner in which such conversions or such elections are to be made.

    (iv)
    Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 7(i), if the Noteholder is late in surrendering its Certificate (if required to do so), or if its Certificate cannot be surrendered to a Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 7(a) arrives after the due date for payment.

        (b)  Fed Bookentry Notes:

    (i)
    Payments of principal and interest on the Notes will be payable at a designated office or agency of IBRD in New York City in U.S. dollars to the holder on the Fed Bookentry Record Date (as defined below), provided that, at IBRD's option, principal and interest in respect of Fed Bookentry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Fed Bookentry Notes. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Notes pursuant to the Fiscal Agency Agreement. The "Fed Bookentry Record Date" for the purpose of payment of interest or principal on the Fed Bookentry Notes shall be as of the close of business at the Fiscal Agent on the day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Fed Bookentry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

    (ii)
    Noteholders will not be entitled to any interest or other payment for any delay after the due date if any date for payment is not a day on which the Fiscal Agent is open for business, and the Noteholder will not be entitled to payment until the next following day on which the Fiscal Agent is open for business.

        (c)  Bearer Notes:

    (i)
    Payments of principal and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7(f)(vi)) or Coupons (in the case of interest, except as specified in Condition 7(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a check payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Financial Institution.

    (ii)
    Notwithstanding the foregoing, if the Specified Currency of any Bearer Notes or payments thereunder are otherwise to be made in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (A) IBRD shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (B) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts, and (C) such payment is then permitted by United States law.

    (iii)
    Payments of principal, premium (if any) and interest in respect of Bearer Notes represented by a Global Note in CGN (as defined in the Global Agency Agreement) form will (subject as provided below) be made in the manner specified above in relation to Definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent. A record of which payment made against presentation or surrender of such Global Note in CGN form, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made. If the Global Note is in NGN (as defined in the Global Agency Agreement) form, IBRD shall procure that details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Global Note will be reduced accordingly. Payments under the Global Note in NGN form will be made to its holder. Each payment so made will discharge IBRD's obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

        (d)  Payments Subject to Law:  All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

        (e)  Appointment of Agents:  The Fiscal Agent, the Global Agent, the Paying Agent, the Registrar, the Transfer Agent and the Calculation Agent initially appointed by IBRD and their respective specified offices are listed below. The Fiscal Agent, the Global Agent, the Paying Agents, the Registrar, Transfer Agents and the Calculation Agent(s) act solely as agents of IBRD and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. IBRD reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, the Global Agent, any other Paying Agent, the Registrar, any Transfer Agent, any Calculation Agent or any other agent and to appoint a substitute Fiscal Agent or Global Agent and/or additional or other Paying Agents, Registrars, Transfer Agents, Calculation Agents or any other agent provided that IBRD shall at all times maintain (i) a Fiscal Agent with respect to Fed Bookentry Notes, (ii) a Global Agent with respect to Bearer Notes and Registered Notes, (iii) for Registered Notes, a Registrar and one or more Transfer Agents, at least one of which has its specified office in a major European city, (iv) for Bearer Notes, at least one Paying Agent in a major European city, (v) one or more Calculation Agent(s) if specified hereon, and (vi) a Paying Agent in such city as may be required by any stock exchange on which the Notes may be listed, which shall, in the case of Notes listed on the Luxembourg Stock Exchange and in the relevant circumstances in which a Paying Agent is required to be appointed, be Luxembourg. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 12 and provided further that neither the resignation nor removal of any Agent shall take effect, except in the case of insolvency as aforesaid, until a new Agent replacing such Agent has been appointed.

        In addition, IBRD shall appoint a Paying Agent in New York City in respect of any Bearer Notes the Specified Currency of which is U.S. dollars or payments in respect of which are otherwise to be made in U.S. dollars in the circumstances described in Condition 7(c)(ii).

        Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 12.

        (f)  Unmatured Coupons and Receipts and Unexchanged Talons:

    (i)
    Upon the due date for redemption of Bearer Notes which comprise Fixed Rate Notes (other than Dual Currency Notes or Index Linked Notes), they should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8).

    (ii)
    Upon the due date for redemption of any Bearer Note comprising a Floating Rate Note, Dual Currency Note or Index Linked Note, any unmatured Coupon relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupon.

    (iii)
    Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

    (iv)
    Upon the due date for redemption of any Bearer Note that is redeemable in instalments, any Receipt relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of such Receipt.

    (v)
    Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as IBRD may require.

    (vi)
    If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

        (g)  Talons:  On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 8).

        (h)  Non-Business Days:  If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "Financial Centres" hereon and:

    (i)
    (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or

    (ii)
    (in the case of a payment in euro) which is a TARGET Business Day.

        (i)  Currency of Payment:  If any payment in respect of this Note is payable in a Specified Currency other than U.S. dollars that is no longer used by the government of the country issuing such currency for the payment of public and private debts or used for settlement of transactions by public institutions in such country or within the international banking community, or in a Specified Currency that is not expected to be available, when any payment on this Note is due as a result of circumstances beyond the control of IBRD, IBRD shall be entitled to satisfy its obligations in respect of such payment by making such payment in U.S. dollars on the basis of the noon buying rate in U.S. dollars in the City of New York for wire transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day. Any payment made under such circumstances in such other currency or U.S. dollars, will constitute valid payment, and will not constitute a default in respect of this Note. For the purpose of this Condition 7(i), "Business Day" means a day on which the Federal Reserve Bank of New York is open for business in New York City.

8.     Prescription

        Other than for Notes, Receipts and Coupons governed by the laws of the State of New York, claims against IBRD for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or surrender of the relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation or surrender. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortized Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it and (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it.

9.     Default

        If IBRD shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or sinking fund in, any bonds, notes (including the Notes), or similar obligations which have been issued, assumed or guaranteed by IBRD, and such default shall continue for a period of 90 days, then at any time thereafter and during the continuance of such default any Noteholder may deliver or cause to be delivered to IBRD at its principal office in Washington, District of Columbia, United States of America, written notice that such Noteholder elects to declare all Notes held by it (the serial or other identifying numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to IBRD the

Notes shall become due and payable at their Early Redemption Amount specified on such Notes plus accrued interest calculated in accordance with Condition 5, unless prior to that time all such defaults previously existing shall have been cured.

10.   Replacement of Notes, Certificates, Receipts, Coupons and Talons

        If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and regulations, and the rules and regulations of relevant stock exchanges and clearing systems, at the specified office of the Global Agent in London (in the case of Bearer Notes, Receipts, Coupons or Talons), and of the Transfer Agent in London (in the case of Certificates), or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by IBRD for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, inter alia, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to IBRD on demand the amount payable by IBRD in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as IBRD may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11.   Further Issues

        IBRD may from time to time without the consent of the Noteholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date and the first payment of interest thereon) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as IBRD may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a further Tranche of Notes of the same Series as the Notes.

12.   Notices

        (a)  Notices to Holders of Registered Notes:  Notices to holders of Registered Notes will be mailed to them at their respective addresses in the Register. Any such notice shall be deemed to have been validly given to the holders of such Registered Notes on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of such mailing.

        (b)  Notices to Holders of Bearer Notes:  Unless otherwise specified hereon, notices to the holders of Bearer Notes shall be valid if published in a daily newspaper having general circulation in London (which is expected to be the Financial Times) or Luxembourg (which is expected to be the Luxemburger Wort) or if published on the Luxembourg Stock Exchange's Website (www.bourse.lu). Any such notice shall be deemed to have been validly given on the date of such publication. Notices will, if published more than once or on different dates, be deemed to have been given on the date of the first publication in such source as provided above. Holders of Coupons, Receipts and Talons shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition 12.

        (c)  Delivery to Clearing System:  Until such time as any definitive Notes are issued, there may, so long as all the Notes or certificate(s) representing the Notes is or are held in its or their entirety on behalf of DTC or Euroclear and Clearstream, Luxembourg or any other applicable clearing system, be substituted, in relation only to the relevant Series of Notes, for such notification as set out in (a) and (b) above, the delivery of the relevant notice to DTC or to Euroclear and Clearstream, Luxembourg or to any other applicable clearing system for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified hereon) on which such notice was given to DTC or to Euroclear and Clearstream, Luxembourg or to any other applicable clearing system.

        (d)  Listing Requirements:  In addition to (a), (b) and (c) above, if and for so long as any Notes are listed on a stock exchange, all notices to Noteholders will be published in accordance with the rules of such stock exchange. If such Notes are listed on the Luxembourg Stock Exchange, such notices shall be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

        (e)  Notices via Agents:  Except as set out in Condition 9, notices to be given by any holder of the Notes (other than Fed Bookentry Notes) shall be in writing and given by lodging the same, together with the relative Note or Certificate, with the Global Agent or the Fiscal Agent, as the case may be. In the case of Bearer Notes, so long as any of such Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Global Agent via Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Global Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

13.   Contracts (Rights of Third Parties) Act 1999

        In respect of any Notes, Receipts and Coupons governed by English law, unless specified otherwise in the Notes, no person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

14.   Governing Law, Jurisdiction and Service of Process

        (a)  Governing Law:  The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, the laws of the State of New York or English law, or such other governing law, as specified hereon. The governing law of Partly-paid Notes shall not be the laws of the State of New York.

        (b)  Jurisdiction:  With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with any Notes, Receipts, Coupons or Talons, IBRD irrevocably submits to the non-exclusive jurisdiction of the courts of England.

        (c)  Service of Process:  IBRD irrevocably appoints its special representative at Millbank Tower, 12th Floor, 21-24 Millbank, London SW1P 4QP, England as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If IBRD no longer maintains a special representative in England or if for any reason such process agent ceases to be able to act as such or no longer has an address in London, IBRD irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 12. Nothing shall affect the right to serve process in any manner permitted by law.

FORM OF NOTES AND SUMMARY OF PROVISIONS
RELATING TO THE NOTES WHILE IN GLOBAL FORM

        Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

        IBRD and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either registered, bookentry (for Notes denominated and payable in U.S. dollars to be cleared and settled through the Federal Reserve Banks) or bearer and will be specified in the applicable Final Terms. Notes payable in certain Specified Currencies may only be issued in global form.

Registered Notes

        Each Series of Registered Notes sold in primary distribution entirely to investors in the United States may, unless otherwise specified in the applicable Final Terms, initially be represented by a single Certificate in registered global form (a "Global Certificate") deposited on its Issue Date with Citibank, N.A., London Branch (the "Custodian") as custodian for, and registered in the name of a nominee of, DTC (a "DTC Global Certificate").

        Each Series of Registered Notes sold in primary distribution entirely to investors outside the United States may, unless otherwise specified in the applicable Final Terms, initially be represented by one or more Global Certificates deposited on its or their Issue Date with, and registered in the name of a nominee of, the Custodian as depositary for whichever clearing system(s) is agreed between IBRD and the relevant Dealer(s) and is specified in the applicable Final Terms.

        Each Series of Registered Notes sold in primary distribution both within the United States and outside the United States may, unless otherwise specified in the applicable Final Terms, initially be represented by one or more Global Certificates. A DTC Global Certificate in respect of Notes sold within the United States or Notes sold both within the United States and outside the United States may be deposited on its Issue Date with the Custodian as custodian for, and registered in the name of a nominee of, DTC. The same or one or more other Global Certificates in respect of Notes sold outside the United States may be deposited on its or their Issue Date with the Custodian as depositary for, and registered in the name of a nominee of, DTC or with, and registered in the name of a nominee of, the Custodian as depositary for the relevant clearing system(s) agreed between IBRD and the relevant Dealer(s) and specified in the applicable Final Terms. One or more Global Certificates in respect of Notes sold both within the United States and outside the United States may be deposited on its or their Issue Date with, and registered in the name of a nominee of, the Custodian as depositary for Euroclear or Clearstream, Luxembourg or the relevant clearing system(s) agreed between IBRD and the relevant Dealer(s) and specified in the applicable Final Terms.

        Registered Notes may, if so specified in the applicable Final Terms, initially be issued in definitive registered form represented by Certificates registered in the names of the beneficial owners thereof. Otherwise, Certificates registered in the names of beneficial owners will only be available (i) in the case of Notes initially issued as Bearer Notes, as described under "Bearer Notes" below; or (ii) in the case of Registered Notes initially represented by Global Certificates (other than Notes in certain Specified Currencies), in certain circumstances described below. Certificates to be issued at the request of a beneficial owner in respect of such owner's Notes will be issued at the expense of such owner.

        Unless otherwise specified in the applicable Final Terms, interests in a Global Certificate will be exchangeable for Registered Notes represented by Certificates registered in the names of the beneficial owners thereof only if such exchange is permitted by applicable law and (i) in the case of a DTC Global Certificate, DTC notifies IBRD that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Certificate, or ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or is at any time no longer eligible to act as such and IBRD is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC; or (ii) in the case of any other Global Certificate, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or (iii) if principal in respect of any Note is not paid when due, by the Noteholder giving notice to the Global Agent of its election for such exchange. In such circumstances, IBRD will cause sufficient Certificates to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholder(s). A person having an interest in a Global Certificate must provide the Registrar with a written order containing instructions and such other information as IBRD and the Registrar may require to complete, execute and deliver such Certificates. Registered Notes shall not be exchangeable for Bearer Notes.

        If so specified in the applicable Final Terms, interests in a Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a DTC Global Certificate, and interests in a DTC Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a Global Certificate. Any such exchange or transfer shall be made in accordance with the rules and operating procedures of DTC, Euroclear, and Clearstream, Luxembourg, and in compliance with the provisions of Clauses 5 and 7 of the Global Agency Agreement.

        DTC has advised IBRD that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Certificates for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Certificates are credited and only in respect of such portion of the aggregate nominal amount of the relevant DTC Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant DTC Global Certificates in exchange for Certificates registered in the name(s) of beneficial owners of Registered Notes.

        Except as described above, so long as a DTC Global Certificate is deposited with DTC or its custodian, Certificates registered in the name(s) of beneficial owners of Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Fed Bookentry Notes

        On initial issue, all Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Banks will be issued in uncertificated bookentry form only through the Federal Reserve Bank of New York and held by Holding Institutions designated by the relevant Dealer(s). After initial issue, all Fed Bookentry Notes will continue to be held by such Holding Institutions unless an investor arranges for the transfer of its Fed Bookentry Notes to another Holding Institution.

Bearer Notes

        Except as provided below, each Tranche of Bearer Notes with a maturity at issue of more than one year will initially be represented by a Temporary Global Note without Coupons, which (i) in the case of Bearer Notes in NGN form, will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg on or prior to the relevant Issue Date or (ii) in the case of Bearer Notes in CGN form, will be deposited with a common depositary on behalf of Euroclear and Clearstream, Luxembourg on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note without Coupons or, if and to the extent specified in the applicable Final Terms, for Bearer Notes in definitive form, for interests in a Global Certificate or for Certificates registered in the name(s) of beneficial owners of Registered Notes. Bearer Notes may be exchanged for Registered Notes if and to the extent specified in the applicable Final Terms. If so provided in the applicable Final Terms, Definitive Bearer Notes will be issued to a holder upon request in exchange for such holder's interest in the Permanent Global Notes at the expense of such holder. Bearer Notes that are issued as part of a targeted bearer issuance will initially be represented by a Permanent Global Note or, if specified in the applicable Final Terms, Definitive Bearer Notes.

Initial Issue of Notes

        If the Global Notes are stated in the applicable Final Terms to be issued in NGN form, they are intended to be eligible collateral for Eurosystem monetary policy and the Global Notes will be delivered on or prior to the original issue date of the Tranche to a Common Safekeeper. Depositing the Global Notes with the Common Safekeeper does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue, or at any or all times during which the Notes are outstanding. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

        Global Notes which are issued in CGN form and Certificates may be delivered on or prior to the original Issue Date of the Tranche to a Common Depositary.

        If the Global Note is in CGN form upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (the "Common Depositary") or registration of Registered Notes in the name of any nominee for Euroclear and Clearstream, Luxembourg and delivery of the relative Global Certificate to the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid. If the Global Note is in NGN form, the nominal amount of the Notes shall be the aggregate amount from time to time entered in the records of Euroclear or Clearstream, Luxembourg. The records of such clearing system shall be conclusive evidence of the nominal amount of Notes represented by the Global Note and a statement issued by such clearing system at any time shall be conclusive evidence of the records of the relevant clearing system at that time.

        Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the applicable Final Terms) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Summary of Provisions relating to Bearer Notes while in Global Form

        Each Temporary Global Note and each Permanent Global Note will contain provisions which apply to the Bearer Notes while they are in global form, some of which supplement the Conditions of the Notes set out in this Prospectus. The following is a summary of certain of those provisions:

        Exchange    A Temporary Global Note is exchangeable in whole or in part (free of charge to the holder) either (i) after a period of not less than 40 days from the Issue Date, for either interests in a Permanent Global Note representing Bearer Notes (if the Global Note is in CGN form, or if the Global Note is in NGN form, IBRD will procure that details of such exchange be entered pro rata in the records of the relevant clearing system) or, if and to the extent specified in the applicable Final Terms, Definitive Bearer Notes, in each case upon certification as to non-U.S. beneficial ownership by the relevant clearing system in the form set out in the Global Agency Agreement; or (ii) in certain circumstances, if the applicable Final Terms so provides, for interests in a Global Certificate or for Certificates registered in the names of beneficial owners of Registered Notes. If one or more Temporary Global Notes are exchanged for Definitive Bearer Notes under (i) above, such Definitive Bearer Notes shall be issued in Specified Denominations of the minimum Specified Denomination only.

        A Permanent Global Note (other than for Notes denominated in certain Specified Currencies) is exchangeable in whole (free of charge to the holder) for Definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Global Agent. A Permanent Global Note is also exchangeable in whole or in part (free of charge to the holder) for interests in a Global Certificate or for Certificates registered in the name(s) of the beneficial owners on or after the Exchange Date (as defined below), if and to the extent specified in the applicable Final Terms. On or after any Exchange Date, the holder of a Permanent Global Note may surrender the Permanent Global Note to or to the order of the Global Agent. In exchange for the Permanent Global Note, IBRD will deliver, or cause the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest which has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), Global Certificate(s) or Certificates registered in the names of the beneficial owners of Registered Note(s), as the case may be, each in or substantially in the form attached to the Global Agency Agreement. On exchange in full of the Permanent Global Note, IBRD will, if the holder so requests, ensure that it is cancelled and returned to the holder.

        "Exchange Date" means a day falling, in the case of exchange of a Temporary Global Note for a Permanent Global Note or Definitive Bearer Notes, not less than 40 days from the Issue Date, and, in the case of exchange of any Global Note, Definitive Bearer Notes or Global Certificates for Certificates registered in the names of the beneficial owners of Registered Notes or interests in a Global Certificate, not less than five days after the day on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Global Agent is located and, if applicable, in the cities in which the relevant clearing systems are located.

        Payments    Prior to the Exchange Date, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the Exchange Date, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Final Terms, for Definitive Bearer Notes, or for individual Certificates) is improperly withheld or refused. Payments under the Permanent Global Note in CGN form will be made to its holder against presentation for endorsement and, if no further payment is to be made, surrender of the Permanent Global Note to or to the order of the Global Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. If the Permanent Global Note is in CGN form, a record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be prima facie evidence that such payment has been made. If the Permanent Global Note is in NGN form, IBRD shall procure that details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Permanent Global Note will be reduced accordingly. Payments under the Permanent Global Note in NGN form will be made to its holder. Each payment so made will discharge IBRD's obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

        Notices    So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders, except that if and so long as a Series of Bearer Notes is listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

        Prescription    Other than for Notes governed by the laws of the State of New York, claims against IBRD for principal and interest in respect of a Permanent Global Note will become prescribed unless the Permanent Global Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8) as specified in the applicable Final Terms.

        Purchase and cancellation    Cancellation of any Bearer Note which IBRD elects to be cancelled following its purchase will be effected by reduction in the nominal amount of the Permanent Global Note.

        Default    The holder of a Permanent Global Note may cause the Permanent Global Note or a portion of it to become due and repayable in circumstances described in Condition 9 by stating in the notice to IBRD the nominal amount of Notes which is being declared due and repayable. Following the giving of notice of an event of default, the holder of a Permanent Global Note which is governed by English law and executed as a deed poll may elect that the Permanent Global Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against IBRD under the Deed of Covenant.

        Redemption at the option of IBRD    No drawing of Notes will be required under Condition 6(d) in the event that IBRD exercises its call option set forth in that Condition while an issue of Bearer Notes is represented by a Permanent Global Note in respect of less than the aggregate nominal amount of such Bearer Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Bearer Notes as between holders.

        Redemption at the option of a Noteholder    Any Noteholder's option set out in Condition 6(e) to require IBRD to redeem Notes may be exercised by the holder of a Permanent Global Note giving notice to the Global Agent of the nominal amount of Bearer Notes in respect of which the option is exercised and, where the Permanent Global Note is in CGN form, presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 6(e). Where the Permanent Global Note is in NGN form, IBRD shall procure that details of such exercise shall be entered pro rata in the records of the relevant clearing system and the nominal amount of the Notes recorded in those records will be reduced accordingly.

        NGN nominal amount    Where the Permanent Global Note is in NGN form, IBRD shall procure that any exchange, payment, cancellation, exercise of any option or any right under the Notes, as the case may be, in addition to the circumstances set out above shall be entered in the records of the relevant clearing systems and upon any such entry being made, in respect of payments of principal, the nominal amount of the Notes represented by such Global Note shall be adjusted accordingly.

Partly-paid Notes

        The provisions relating to partly-paid Notes ("Partly-paid Notes") are not set out in this Prospectus, but will be contained in the applicable Final Terms and thereby in the Global Notes. Partly-paid Notes governed by the laws of the State of New York will not be issued. While any instalments of the subscription moneys due from the holder of Partly-paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a Permanent Global Note or for Definitive Bearer Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly-paid Notes within the time specified, IBRD may forfeit such Notes and shall have no further obligation to their holder in respect of them.

CLEARANCE AND SETTLEMENT

Introduction

        The Facility has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the bookentry systems operated by the Federal Reserve and by DTC in the United States, and by Euroclear and Clearstream, Luxembourg in Europe. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among the Global Agent and these clearing systems to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established for this purpose among the Global Agent and the relevant clearing systems.

        The relationship between IBRD and the holder of a Registered Note, a Fed Bookentry Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Global Note or a Global Certificate will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in bookentry form in the relevant clearing system or a depositary or nominee on its or their behalf. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which IBRD is not and will not be a party. IBRD will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which Notes are held.

        Each of the persons shown in the records of DTC, Euroclear, Clearstream, Luxembourg, or any other specified clearing system as the holder of a Note represented by a Global Note or a Global Certificate must look solely to such clearing system for his share of each payment made by IBRD to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of such clearing system. Such persons shall have no claim directly against IBRD in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of IBRD will be discharged by payment to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, in respect of each amount so paid.

        Citibank, N.A., London Branch ("Citibank") is the Global Agent for Notes held through DTC, Euroclear, Clearstream, Luxembourg and such other clearing systems as may be specified in the applicable Final Terms. The Federal Reserve Bank of New York is the fiscal and paying agent for U.S. dollar denominated Notes issued in the United States and held through the bookentry system operated by the Federal Reserve Banks.

The Global Agent and Paying Agents

        Citibank will act as the Global Agent for Notes issued under the Facility. Citibank has direct custodial and depositary linkages with, and (unless otherwise provided in the applicable Final Terms) will act as custodian for Global Notes or Global Certificates held by, DTC, Euroclear and Clearstream, Luxembourg to facilitate issue, transfer and custody of Notes in these clearing systems. As necessary (and as more fully described below), Citibank will act as Registrar, Transfer Agent, Exchange Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Final Terms.

The Clearing Systems

Federal Reserve Bookentry System

        The Federal Reserve Banks operate the Federal bookentry system which provides bookentry holding and settlement for all U.S. dollar denominated securities issued by the U.S. government, certain of its agencies and international organizations (including IBRD) in which the United States is a member. The system enables specified depositaries and other institutions with an appropriate account with a Federal Reserve Bank or Branch ("Holding Institutions") to hold, make payments and transfer securities and funds through the Federal Reserve Bank's Fedwire electronic funds transfer system.

DTC

        DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic bookentry changes in accounts of DTC participants.

Euroclear

        Euroclear is incorporated in Belgium and has branch offices in Amsterdam, Paris and London. Euroclear holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Clearstream, Luxembourg accountholders through electronic bookentry changes in accounts of its accountholders.

Clearstream, Luxembourg

        Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear's accountholders through electronic bookentry changes in accounts of its accountholders.

Other Clearing Systems

        Any other clearing system which IBRD, the Global Agent and the relevant Dealer(s) agree shall be available for a particular issue of Notes will be described in the applicable Final Terms, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures — Primary Distribution

Introduction

        Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Final Terms. Payment for Notes will be on a delivery versus payment or free delivery basis, as more fully described in the applicable Final Terms.

Registered Notes and Fed Bookentry Notes

        IBRD and the relevant Dealer(s) shall agree whether global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Final Terms. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Final Terms.

        Unless otherwise agreed between IBRD and the Global Agent, Citibank, N.A., acting through its relevant office, will act as the custodian or depositary for all Notes in global form.

  (i)
  Global Clearance and Settlement — Specified Currencies

    Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Final Terms. The procedures expected to be followed are those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Final Terms.

  (ii)
  Specific Clearance and Settlement — Federal Reserve Bank of New York

    The Federal Reserve Bank of New York will take delivery of and hold Fed Bookentry Notes as record owner and custodian for other Federal Reserve Banks and for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Fed Bookentry Notes through their respective Federal Reserve Banks or Branches.

    The aggregate holdings of Fed Bookentry Notes of each Holding Institution will be reflected in the bookentry account of such Holding Institution with its Federal Reserve Bank or Branch. The Notes may be held of record only by Holding Institutions, which are entities eligible to maintain bookentry accounts with the Federal Reserve Banks. A Holding Institution may not be the beneficial holder of a Note. Beneficial holders will ordinarily hold the Notes through one or more financial intermediaries, such as banks, brokerage firms and securities clearing organizations. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial holder, will have the responsibility of establishing and maintaining accounts for its customers having interests in Fed Bookentry Notes.

    Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from IBRD, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Fed Bookentry Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Fed Bookentry Notes. The Federal Reserve Banks will not record pledges of Fed Bookentry Notes.

  (iii)
  Specific Clearance and Settlement — DTC

    Registered Notes which are to be cleared and settled through DTC will be represented by a DTC Global Certificate. DTC participants acting on behalf of DTC investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC's Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants' securities accounts following confirmation of receipt of payment to IBRD on the relevant Issue Date.

  (iv)
  Specific Clearance and Settlement — Euroclear and Clearstream, Luxembourg

    Registered Notes which are to be cleared and settled through Euroclear and Clearstream, Luxembourg will be represented by one or more Global Certificates registered in the name of a nominee of the Euroclear and Clearstream, Luxembourg depositaries. Investors holding Registered Notes through Euroclear and Clearstream, Luxembourg will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Clearstream, Luxembourg participants' securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value on the relevant Issue Date).

Bearer Notes

        IBRD will make applications to Euroclear and Clearstream, Luxembourg for acceptance in their respective bookentry systems of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds denominated in the Specified Currency will be followed, unless otherwise specified in the applicable Final Terms.

Clearance and Settlement Procedures — Secondary Market Transfers

Transfers of Registered Notes

        Transfers of interests in a Global Certificate within the various clearing systems which may be clearing and settling interests therein will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Further details concerning such rules and procedures may be set forth in the applicable Final Terms.

        For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

        The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfers of Fed Bookentry Notes

        Transfers of Fed Bookentry Notes between Holding Institutions can be made through the Federal Reserve Communications System.

Transfer of Bearer Notes

        Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

        Although DTC, Euroclear and Clearstream, Luxembourg have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of IBRD, the Global Agent or any other agent will have responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

        It is expected that delivery of Notes will be made against payment therefor on the relevant Issue Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until the relevant Issue Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Issue Date should consult their own adviser.

TAX MATTERS

        United States Internal Revenue Service Circular 230 Notice: To ensure compliance with U.S. Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Prospectus or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

        The following is a summary of the provisions of the Articles concerning taxation of the Notes and of certain anticipated United States federal income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary does not cover all of the possible tax consequences relating to the ownership of the Notes and the receipt of interest thereon, and it is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes at the initial offering price and hold the Notes as capital assets, and does not address special classes of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, tax-exempt entities, life insurance companies, persons holding Notes as a hedge or hedged against interest rate or currency risks or as part of a straddle or conversion transaction, or holders whose functional currency is not the U.S. dollar. Investors who purchase Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules. This summary is based upon the United States federal income, withholding and estate tax laws as currently in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply.

        Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

        This summary is only a general description of certain U.S. federal income, withholding and estate tax considerations associated with ownership of the Notes and does not discuss any special anticipated United States federal income, withholding or estate tax consequences associated with any particular issue of Notes, including, for example, Notes issued at a discount, Notes issued at a premium, Notes with a maturity of one year or less, Notes with variable maturities or interest payment dates, instalment Notes, reverse dual currency Notes, optional dual currency Notes, Partly-paid Notes, or Notes providing for principal or interest payments that are variable or contingent for United States federal income tax purposes. Prospective purchasers of such Notes should consult with their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws with respect to their investment in such Notes. Any special anticipated United States federal income, withholding or estate tax consequences associated with a particular issue of Notes may be discussed in the applicable Final Terms.

Taxation of the Notes in General

        The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of IBRD (i) which tax discriminates against the Notes solely because they were issued by IBRD, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

United States Federal Income Taxation

Bearer Notes

        Notes issued as Bearer Notes under this Facility may, in certain circumstances, be treated by the U.S. Internal Revenue Service as registered notes and not as bearer notes for U.S. federal income tax purposes. Any reference to "Bearer Notes" in this section assumes that such Bearer Notes will be treated as bearer notes for U.S. federal income tax purposes.

Treatment of Qualified Stated Interest

        Under the Internal Revenue Code of 1986, as amended (the "Code"), a holder of a Note who or which is (i) a United States citizen or resident alien individual, (ii) a United States domestic corporation, (iii) an estate otherwise subject to United States federal income taxation on a net income basis in respect of a Note or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust (a "U.S. Holder") will be taxable on the qualified stated interest accrued or received on such Note in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. Qualified stated interest is interest that is payable at a single fixed rate at least annually. Notes bearing interest other than qualified stated interest and Notes issued at a discount may be subject to the original issue discount provisions of the Code.

        If an interest payment is denominated in or determined by reference to a currency other than the U.S. dollar (a "foreign currency"), the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars. Under the first method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year).

        Under the second method, an accrual basis U.S. Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service.

        Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in, or determined by reference to, a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between (x) the average exchange rate used to accrue interest income, or the exchange rate as determined under the second method described above if the U.S. Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

        The United States Treasury Department has issued to IBRD rulings dated May 4, 1988 and May 5, 1989 (the "Rulings") regarding certain United States federal tax consequences of the receipt of interest on securities issued by IBRD. The Rulings provide that interest paid by IBRD on such securities, including payments attributable to accrued original issue discount, constitutes income from sources without the United States.

        Because, under the Rulings, interest and original issue discount on the Notes is treated as income from sources without the United States, interest paid by IBRD would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign estate or trust not subject to United States federal income tax on a net income basis on income or gain from a Note) or to a foreign corporation (a "non-U.S. Holder"), whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such income would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States, and such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business to which such interest is attributable.

Purchase, Sale and Retirement of the Notes

        A U.S. Holder's initial tax basis in a Note will generally be its U.S. dollar cost. The U.S. dollar cost of Notes purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulation Section 1.988-2(a)(2)(iv)) purchased by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the purchase. A U.S. Holder's initial tax basis in a Note may be adjusted in certain circumstances, such as, in the case of an accrual basis U.S. Holder, the accrual of interest income.

        A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the adjusted tax basis of the Note. The amount realized on a sale or retirement for an amount in a foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulation Section 1.988-2(a)(2)(iv)) sold by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the sale. Except to the extent described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15 per cent. where the holder has a holding period greater than one year.

        Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

        A United States person generally will not be entitled to deduct any loss sustained on the sale or other disposition (including the receipt of principal) of Bearer Notes (other than Bearer Notes having a maturity of one year or less from the date of issue) and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Notes (other than Bearer Notes having a maturity of one year or less from the date of issue).

        A non-U.S. Holder generally will not be taxable on gain or loss on the sale or exchange of a Note unless ownership of the Note is effectively connected with the conduct of a trade or business in the United States or, in the case of a nonresident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or exchange and certain other conditions are met.

Exchange of Amounts in Foreign Currency

        Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of such foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S dollars) generally will be ordinary income or loss.

United States Federal Withholding Tax

        Under the Articles, IBRD is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Rulings confirm that neither IBRD nor an agent appointed by it as principal for the purpose of paying interest on securities issued by IBRD is required to withhold tax on interest paid by IBRD. Payments of interest and accrued original issue discount on the Notes will therefore be made to the Global Agent without deduction in respect of any such tax.

United States Federal Estate Tax

        In the case of United States federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of IBRD are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

United States Information Reporting and Backup Withholding

        IBRD is not subject to the reporting requirements that generally are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed, in certain circumstances, by United States law with respect to such payments. While temporary regulations issued by the Internal Revenue Service confirm that the backup withholding requirements do not apply to any paying agent of IBRD with respect to the Notes, the Fiscal Agent and the Global Agent may file information returns with the Internal Revenue Service with respect to payments on the Notes made within the United States to certain non-corporate United States persons as if such returns were required. Under the bookentry system as operated by the Federal Reserve Bank of New York, no such information returns will be filed by the Fiscal Agent with respect to Fed Bookentry Notes.

        Brokers, trustees, custodians and other intermediaries within the United States are subject to reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons, and foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding by such intermediaries in respect of such payments.

CURRENCY CONVERSIONS

Payments for Notes

        Investors will be required to pay for Notes in the applicable Specified Currency. Each Dealer may, under certain terms and conditions, arrange for the conversion of the Investor's Currency into the Specified Currency to enable investors whose financial activities are denominated principally in the Investor's Currency to pay for the Notes in the Specified Currency. Each such conversion will be made by such Dealer (in this respect acting as principal and not as an agent of IBRD) on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors of the Notes.

Payments on Notes

        Payments in respect of such Notes will be made in the Specified Currency for principal, premium (if any) and/or interest payments as specified in the applicable Final Terms. Currently, there are limited facilities in the United States for the conversion of U.S. dollars into foreign currencies and vice versa. In addition, most banks in the United States do not currently offer non-U.S. dollar denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Final Terms, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to an account outside the United States.

        Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars ("DTC Noteholders") will receive payments in U.S. dollars, unless they elect to receive such payments in the Specified Currency. In the event that a DTC Noteholder shall not have made such election payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Agent. The U.S. dollar amount in respect of any payment to be paid to a DTC Noteholder who did not make a timely election to receive payment in the Specified Currency will be based on the Exchange Agent's spot rate for the purchase of U.S. dollars with the aggregate amount of the Specified Currency payable to all DTC Noteholders receiving U.S. dollar payments, for settlement on the applicable Payment Date, at a time and date immediately preceding such Payment Date, unless otherwise specified in the applicable Final Terms. If such spot rate is not available, the Exchange Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Agent for such purchase. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments. If no spot rate or bid quotation is available, the Exchange Agent will make payments in the Specified Currency to Noteholders who were expecting to receive U.S. dollars, provided that such payment will only be made to such a Noteholder if and when the Exchange Agent has been notified of the Specified Currency account to which such payment should be made.

        A DTC Noteholder may elect to receive payment of the principal and premium (if any) of, or interest with respect to, the Notes in the Specified Currency (other than U.S. dollars) by notifying DTC prior to 5:00 p.m. Eastern Standard Time ("E.S.T.") on the third DTC Business Day following the applicable record date in the case of interest, and the twelfth calendar day prior to the payment date for the payment of principal, of (i) such holder's election to receive all or a portion of such payment in the Specified Currency for value the relevant due date for interest payment or final redemption, as the case may be, and (ii) wire transfer instructions to an account denominated in the Specified Currency with respect to any payment to be made in the Specified Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions prior to 5:00 p.m. E.S.T. on the first DTC Business Day following the applicable record date. DTC will notify the Exchange Agent of such election and wire transfer instructions and of the amount of the Specified Currency to be converted into U.S.

dollars, prior to 5:00 p.m. E.S.T. on the fifth DTC Business Day following the applicable record date in the case of interest and the tenth calendar day prior to the payment date for the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Exchange Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Currency outside DTC. Otherwise, only U.S. dollar payments will be made by the Exchange Agent. Payments in the Specified Currency (other than U.S. dollars) outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

PLAN OF DISTRIBUTION

Dealers

        The Facility provides for the appointment of dealers in respect of any particular issue of Notes (all such dealers together, the "Dealers"). There are no sponsoring dealers with respect to the Facility. Any Dealer will be able to purchase Notes on an underwritten basis, either individually or as part of a syndicate, or on an agency basis.

Standard Provisions

        Notes may be sold from time to time by IBRD to or through any one or more Dealers and by IBRD itself. The arrangements under which the Notes may from time to time be agreed to be sold by IBRD to or through Dealers are set out in the Standard Provisions dated as of May 28, 2008 (as amended or supplemented from time to time, the "Standard Provisions"). The Standard Provisions will be incorporated by reference into the agreement by which Dealers are appointed in respect of a particular issue of Notes.

        Any agreement for the sale of Notes will, inter alia, make provision for the form and terms and conditions of the relevant Notes, the method of distribution of the Notes, the price at which such Notes will be purchased by any Dealer and the commissions or other agreed deductibles (if any) which are payable or allowable by IBRD in respect of such purchase. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer(s) or IBRD materially adversely affects the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

        No action has been or will be taken in any jurisdiction by any Dealer or IBRD that would permit a public offering of any of the Notes, or possession or distribution of this Prospectus, or any part thereof including any Final Terms, or any other offering or publicity material relating to the Notes, in such jurisdiction. The relevant Dealer(s) (and IBRD in connection with sales of Notes on its own behalf) will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes this Prospectus, or any part thereof including any Final Terms, or any such other material, in all cases at its own expense.

        No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in this Prospectus, the applicable Final Terms or such other information relating to IBRD and/or the Notes which IBRD has authorized to be used.

        Selling restrictions may be modified by the agreement of IBRD and the relevant Dealer(s) following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular Specified Currency. Any such modification or addition will be set out in the Final Terms issued in respect of each issue of Notes to which such modification or addition relates or in a supplement to this Prospectus.

United States

        Under the provisions of Section 15(a) of the Bretton Woods Agreements Act, as amended, Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

        Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above. No Bearer Notes (other than a Temporary Global Note and certain Bearer Notes described in the following paragraph) with a maturity of more than one year may be delivered, nor may interest be paid on any such Bearer Note, until the person entitled to receive such Bearer Note or such interest furnishes a written certificate to the effect that the relevant Bearer Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the Bearer Note through the foreign branch of such a financial institution and who holds the Bearer Note through such financial institution on the date of certification, provided, in either case, that such financial institution provides a certificate to IBRD or the distributor selling the Bearer Note to it, within a reasonable time of selling the Bearer Note, stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or (iii) is owned by a financial institution for purposes of resale during the restricted period. A financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) must certify that it has not acquired the Bearer Note for purposes of resale directly or indirectly to a United States person or to a person within the United States. In the case of a Note represented by a Permanent Global Note, such certification must be given in connection with notation of a beneficial owner's interest therein.

        A Bearer Note will not be subject to the certification requirements described in the preceding paragraph if the Bearer Note is sold during the restricted period and all of the following conditions are satisfied: (i) the interest and principal with respect to the Bearer Note are denominated only in the currency of a single foreign country; (ii) the interest and principal with respect to the Bearer Note are payable only within that foreign country; (iii) the Bearer Note is offered and sold in accordance with practices and documentation customary in that foreign country; (iv) the distributor of the Bearer Note agrees to use reasonable efforts to sell the Bearer Note within that foreign country; (v) the Bearer Note is not listed, or the subject of an application for listing, on an exchange located outside that foreign country; (vi) the U.S. Internal Revenue Service has designated the foreign country as a foreign country in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible; (vii) the issue of the Bearer Note is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in that foreign country; and (viii) more than 80 per cent., by value, of the Bearer Notes included in the offering of which the Bearer Note is a part are sold to non-distributors by distributors maintaining an office located in that foreign country. Bearer Notes that are convertible into U.S. dollar denominated debt obligations or which are otherwise linked by their terms to the U.S. dollar are not eligible for the certification exemption described in this paragraph. The only foreign countries that have been designated as foreign countries in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible are Switzerland and Germany.

        Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

          "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

        As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

United Kingdom

        Each Dealer will be required to represent, warrant and agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

        The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and the Dealer has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation of other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law and any applicable laws, regulations and ministerial guidelines of Japan.

France

        Any offer of Notes in France pursuant to this Prospectus falls within Article L.411-2 of the Code monétaire et financier. This Prospectus has not been reviewed by the Autorité des marchés financiers.

Related Derivatives Transactions

        In connection with the issuance of Notes, IBRD may enter into negotiated currency and/or interest rate swap or other financial derivative transactions, as described in the Information Statement under "Risk Management — Derivatives". IBRD's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by IBRD under any such derivative transaction may be calculated on the basis of the amounts payable by IBRD under the Notes and the proceeds payable to IBRD in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Final Terms. However, IBRD's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which IBRD may be entitled thereunder. In addition, the hedging activities undertaken by a counterparty to a related derivative transaction may have an effect on the value or return of the related Notes.

VALIDITY OF THE NOTES

        The validity of the Notes will be passed on by the Senior Vice President and General Counsel, or a Deputy General Counsel or the Chief Counsel, Finance, of IBRD and by Sullivan & Cromwell LLP (as to Notes governed by New York law) and Linklaters LLP (as to Notes governed by English law), counsel to the Dealers, each of which, with respect to certain matters, will rely upon counsel to IBRD. It is expected that the validity of Notes governed by the law of any other jurisdiction will be passed on by counsel to the relevant Dealers at the time of issue.

        The opinions of counsel to IBRD, Sullivan & Cromwell LLP and Linklaters LLP will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by IBRD and the Fiscal Agent or the Global Agent in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of such opinions.

GENERAL INFORMATION

        1.     The issuance of the Notes by IBRD and the execution of all documents associated with the Facility in order to fund IBRD's loans, guarantees and liquid assets portfolio has been authorized without limit by Resolution No. 96-3, approved by the Executive Directors of IBRD on July 30, 1996.

        2.     Application has been made for Notes issued under the Facility to be admitted to the Official List and admitted to trading on the regulated market of the Luxembourg Stock Exchange.

        3.     The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

        4.     Each Bearer Note having a maturity of more than one year, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

        5.     The Prospectus and the Final Terms for Notes that are admitted to the Official List will be published on the website of the Luxembourg Stock Exchange at www.bourse.lu.

        6.     Copies of IBRD Information may be obtained, and copies of the Global Agency Agreement, the Fiscal Agency Agreement and the Deed of Covenant will be available for inspection, at the specified office of the Global Agent during normal business hours, so long as any of the Notes is outstanding.

FORM OF FINAL TERMS

Final Terms dated [•]

International Bank for Reconstruction and Development
Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the
 Global Debt Issuance Facility

        Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the "Conditions") set forth in the Prospectus dated May 28, 2008 [and the supplemental Prospectus dated [•]]. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus [as so supplemented].

        [Include whichever of the following apply and modify numbering as applicable.]

SUMMARY OF THE NOTES
1.	Issuer:		International Bank for Reconstruction and Development ("IBRD")
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ]
(If fungible with an existing Series, insert details of that Series, including the date on which the Notes become fungible).
3.	Specified Currency or Currencies (Condition 1(d)):		[ ]
4.	Aggregate Nominal Amount:		[ ]
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]
5.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest for [insert number of days] days (if applicable)]
	(ii)	Net proceeds:	[ ] (Required only for listed issues)
6.	(i)	Specified Denominations (Condition 1(b)):	[ ] (If these Final Terms specify "Temporary Global Notes exchangeable for individual Definitive Bearer Notes on Exchange Date", Notes may only be issued in Specified Denominations)
	(ii)	Calculation Amount (Condition 5(j)):	[ ]
7.	[(i)]	Issue Date:	[ ]
	[(ii)]	Interest Commencement Date (Condition 5(l)):	[ ]
8.	Maturity Date (Condition 6(a)):		[Specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year]

9.	Interest Basis (Condition 5):		[[•]% Fixed Rate] [[Specify reference rate] +/- [•]% Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (specify)] (further particulars specified below)
10.	Redemption/Payment Basis (Condition 6):		[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly-paid] [Instalment] [Other (specify)]
11.	Change of Interest or Redemption/Payment Basis:		[Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis]
12.	Call/Put Options (Condition 6):		[Call Option] [Put Option] [(further particulars specified below)]
13.	Status of the Notes (Condition 3):		Unsecured and unsubordinated
14.	Listing:		[[ ] (specify)/None]
15.	Method of distribution:		[Syndicated/Non-syndicated]
PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE
16.	Fixed Rate Note Provisions (Condition 5(a)):		[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)
	(i)	Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]
	(ii)	Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"]] [, not adjusted in accordance with [specify Business Day Convention]]
	(iii)	Fixed Coupon Amount[(s)]:	[ ] per Calculation Amount
	(iv)	Broken Amount(s):	[[Initial/Final] Broken Amount of [ ] per Calculation Amount, payable on [date]]
	(v)	Day Count Fraction (Condition 5(l)):	[30/360 / Actual/Actual ([ICMA/ISDA]) / other]
	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details]
17.	Floating Rate Note Provisions (Condition 5(b)):		[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)
	(i)	Interest Period(s):	[ ]
	(ii)	Specified Interest Payment Dates:	[ ]
	(iii)	Interest Period Date(s):	[ ]

(iv)	Business Day Convention:		[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (give details)]
(v)	Business Centre(s) (Condition 5(l):		[ ]
(vi)	Manner in which the Rate(s) of Interest is/are to be determined:		[Screen Rate Determination/ISDA Determination/other (give details)]
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):		[ ]
(viii)	Screen Rate/Reference Bank Determination (Condition 5(b)(ii)(C)):
	–	Relevant Time:	[ ]
	–	Interest Determination Date:	[[ ]] [TARGET] Business Days [in [specify city for Specified Currency]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]
	–	Primary Source for Floating Rate:	[Specify relevant screen page or "Reference Banks"]
	–	Reference Banks (if Primary Source is "Reference Banks"):	[Specify four]
	–	Relevant Financial Centre:	[The financial centre most closely connected to the Benchmark – specify if not London]
	–	Benchmark:	[LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark]
	–	Representative Amount:	[Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount]
	–	Effective Date:	[Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period]
	–	Specified Duration:	[Specify period for quotation if not duration of Interest Accrual Period]
(ix)	ISDA Determination (Condition 5(b)(ii)(B)):
	–	Floating Rate Option:	[ ]
	–	Designated Maturity:	[ ]
	–	Reset Date:	[ ]
(x)	Margin(s):		[+/-][ ] per cent. per annum
(xi)	Minimum Rate of Interest:		[ ] per cent. per annum
(xii)	Maximum Rate of Interest:		[ ] per cent. per annum
(xiii)	Day Count Fraction (Condition 5(l)):		[ ]

	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	Zero Coupon Note Provisions (Condition 5(c)):		[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)
	(i)	Amortization Yield (Condition 6(c)(ii)):	[ ] per cent. per annum
	(ii)	Day Count Fraction (Condition 5(l)):	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
19.	Index Linked Interest Note/other variable-linked interest Note Provisions (Condition 5):		[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)
	(i)	Index/Formula/other variable:	[give or annex details]
	(ii)	Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s) (if not the Calculation Agent):	[ ]
	(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[ ]
	(iv)	Interest Determination Date(s):	[ ]
	(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]
	(vi)	Interest Period(s):	[ ]
	(vii)	Specified Interest Payment Dates:	[ ]
	(viii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]
	(ix)	Business Centre(s) (Condition 5(l):	[ ]

	(x)	Minimum Rate of Interest:	[ ] per cent. per annum
	(xi)	Maximum Rate of Interest:	[ ] per cent. per annum
	(xii)	Day Count Fraction (Condition 5(l)):	[ ]
20.	Dual Currency Note Provisions (Condition 5(d)):		[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[give details]
	(ii)	Party, if any, responsible for calculating the principal and/or interest due (if not the Calculation Agent):	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]
PROVISIONS RELATING TO REDEMPTION
21.	Call Option (Condition 6(d)):		[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii)	If redeemable in part:
		(a) Minimum Redemption Amount:	[ ] per Calculation Amount
		(b) Maximum Redemption Amount:	[ ] per Calculation Amount
	(iv)	Notice period:	[ ]
22.	Put Option (Condition 6(e)):		[Applicable] (If not applicable, delete this entire paragraph and renumber the remaining paragraphs.)
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

	(iii)	Notice period:	[ ]
23.	Final Redemption Amount of each Note (Condition 6):		[ ] per Calculation Amount
In cases where the Final Redemption Amount is Index Linked or other variable-linked:
	(i)	Index/Formula/variable:	[give or annex details]
	(ii)	Party responsible for calculating the Final Redemption Amount (if not the Calculation Agent):	[ ]
	(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[ ]
	(iv)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]
	(v)	Payment Date:	[ ]
	(vi)	Minimum Final Redemption Amount:	[ ] per Calculation Amount
	(vii)	Maximum Final Redemption Amount:	[ ] per Calculation Amount
24.	Early Redemption Amount (Condition 6(c)):
	Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions) :		[ ]
GENERAL PROVISIONS APPLICABLE TO THE NOTES
25.	Form of Notes (Condition 1(a)):		Bearer Notes:
[Temporary Global Note exchangeable for a Permanent Global Note on the Exchange Date]
[Temporary Global Note exchangeable for individual Definitive Bearer Notes on Exchange Date]

(This option shall not be applicable if Notes may be issued in amounts of a minimum Specified Denomination and integral multiples of a specified amount in excess thereof. Refer to paragraph 6.)
Exchange Date in respect of Temporary Global Note: [ ]
Registered Notes:
[Global Registered Certificate available on Issue Date]
[Individual Definitive Registered Certificates available on Issue Date]
Fed Bookentry Notes:
Fed Bookentry Notes available on Issue Date:
26.	New Global Note:	[Yes] [No]
27.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	[Not Applicable/give details. Note that this paragraph relates to the date and place of payment, and not interest period end dates, to which sub-paragraphs 16(ii), 17(v) and 19(ix) relate]
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature) (Condition 7(g)):	[Yes/No. If yes, give details]
29.	Unmatured Coupons to become void (Condition 7(f)):	[Yes/No]
30.	Details relating to Partly-paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of IBRD to forfeit the Notes and interest due on late payment:	[Not Applicable/give details]
31.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/give details of Instalment Amount]
32.	Redenomination, renominalization and reconventioning provisions:	[Not Applicable/The following provisions apply: [ ]]
33.	Consolidation provisions:	[Not Applicable/The following provisions apply: [ ]]
34.	Governing law (Condition 14):	[New York/English/other]
35.	Other final terms:	[Not Applicable/give details]

DISTRIBUTION
36.	(i)	If syndicated, names of Managers and underwriting commitments:	[Not Applicable/give names and underwriting commitments]
(Include names of entities agreeing to underwrite the issue on a firm commitment basis and names of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.)
	(ii) Stabilizing Manager(s) (if any):	[Not Applicable/give name(s)]
37.	If non-syndicated, name of Dealer:	[Not Applicable/give name]
38.	Total commission and concession;	[ ] per cent, of the Aggregate Nominal Amount
39.	Additional selling restrictions:	[Not Applicable/give details]
OPERATIONAL INFORMATION
40.	ISIN Code:	[ ]
41.	Common Code:	[ ]
42.	CUSIP:	[ ]
43.	CINS:	[ ]
44.	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)[and address(es)]] [Bookentry system of the Federal Reserve Banks]
45.	Delivery:	Delivery [against/free of] payment
46.	Registrar and Transfer Agent (if any):	[ ]
47.	Additional Paying Agent(s) (if any):	[ ]
48.	Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No] [Not Applicable]

[Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.][Include this text if "Yes" selected in which case the Notes must be issued in New Global Note form]

[GENERAL INFORMATION

        IBRD's most recent Information Statement was issued on [•].]

[SUPPLEMENTAL PROSPECTUS INFORMATION

        The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

        [Set out here any additional disclosure regarding, for example, taxation or exchange rate movements, which is considered necessary for the particular issue.]]

[LISTING APPLICATION

        These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange's regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.]

RESPONSIBILITY

        IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:
By:
Name: Title:
Duly authorized

INTERNATIONAL BANK FOR
RECONSTRUCTION AND DEVELOPMENT
1818 H Street, NW
Washington, DC 20433
U.S.A.

FISCAL AGENT
Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045
U.S.A.

GLOBAL AGENT, PAYING AGENT,
REGISTRAR AND TRANSFER AGENT
Citibank, N.A., London Branch
21st Floor, Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
England

LUXEMBOURG LISTING AGENT
BNP Paribas Securities Services, Luxembourg Branch
33, rue de Gasperich, Howald-Hesperange
Luxembourg, L-2085
Luxembourg

LEGAL ADVISERS TO THE DEALERS

As to United States law	As to English law
Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, NW Washington, DC 20006 U.S.A.	Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 U.S.A.

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TABLE OF CONTENTS
AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE
FINAL TERMS
USE OF PROCEEDS
SUMMARY AND OVERVIEW OF THE FACILITY
RISK FACTORS
TERMS AND CONDITIONS OF THE NOTES
FORM OF NOTES AND SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM
CLEARANCE AND SETTLEMENT
TAX MATTERS
CURRENCY CONVERSIONS
PLAN OF DISTRIBUTION
VALIDITY OF THE NOTES
GENERAL INFORMATION
FORM OF FINAL TERMS